Mariva Capital Markets, LLC

Statement of Financial Condition

December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68774

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mariva Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 SE 2nd Avenue, Suite PH3
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer — 561-784-8922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

401 E Las Olas Blvd Suite 1800	Fort Lauderdale	FL	33301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Guillermo Parodi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mariva Capital Markets, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Florida, County of Miami-Dade
The foregoing instrument was acknowledged before me this 01 day of MARCH, 2021 by GUILLERMO A. PARODI who is personally known to me or who has produced FL DL as identification.

Notary Public

Signature

CEO

Title

Alexander Friedman
NOTARY PUBLIC
STATE OF FLORIDA
Comm# GG182408
Expires 2/8/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mariva Capital Markets, LLC
Index
December 31, 2020



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Mariva Capital Markets, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Mariva Capital Markets, LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
Jacksonville, Florida
March 1, 2021

We have served as the Company's auditor since 2013.

PricewaterhouseCoopers LLP, 76 South Laura Street, Suite 2100, Jacksonville, FL 32202
T: (904) 354 0671, www.pwc.com/us

Mariva Capital Markets, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$ 277,811
Restricted cash-deposit with clearing broker	263,804
Restricted cash-special reserve for the exclusive benefit of customers	26,720
Securities owned at fair value	695,205
Receivable from clearing broker	5,215,820
Due from affiliate	78,263
Right-of-use lease assets, net	134,045
Property, equipment, and leasehold improvements, net	17,291
Prepaid and other assets	120,389
Total assets	**$ 6,829,348**

Liabilities and Member's Equity

Accrued expenses and other liabilities	$ 509,551
Lease liabilities	134,045
Securities sold not yet purchased, at market value	160,132
Paycheck Protection Program loan payable	151,600
Total liabilities	**955,328**

Commitments (Note 6)

Member's Equity	5,874,020
Total liabilities and member's equity	**$ 6,829,348**

See accompanying notes.

2

1.   **Organization and Summary of Significant Accounting Policies**

Mariva Capital Markets, LLC (the "Company"), a wholly owned subsidiary of Mariva Holding Group (the "Parent"), was incorporated on April 5, 2010, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's registration with FINRA was effective as of May 31, 2013. The Company started operations on June 26, 2013, upon receiving approval from the State of Florida.

The Company provides introductory brokerage and investment services. Custody of securities owned by customers of the Company and all security transactions are settled through a third-party clearing broker on a fully disclosed basis.

Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash consists of cash held in banks at two U.S. financial institutions. From time to time, cash balances exceed federally insured limits at certain financial institutions. The Company has not incurred any losses to date regarding these excess balances.

Income Taxes
The Company is generally not taxable for federal, state, and local income tax purposes. As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in this financial statement.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in this financial statement.

Property, Equipment, and Leasehold Improvements
Property, equipment, and leasehold improvements are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives, ranging from 3-7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Leases
All of the Company's leases are classified as operating leases, and the Company is the lessee or sublessor in all lease arrangements. At inception of an arrangement, the Company determines if a lease exists. At lease commencement date, the Company recognizes right-of-use assets and lease liabilities measured at the present value of lease payments over the lease term. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Since the Company's operating leases do not provide an implicit rate, the Company utilizes the best available information to determine the incremental borrowing rate, which is used to calculate the present value

of lease payments. The right-of-use asset also includes any prepaid fixed lease payments and excludes lease incentives.

Operating lease costs for lease payments are recognized on a straight-line basis over the lease term and are included in lease expenses in the statement of operations. The lease right-of-use assets and the lease liabilities are included in the statement of financial condition.

Credit Losses

FASB ASC 326-20, Financial Instruments – Credit losses requires the immediate recognition of management's estimates of current expected credit losses and is effective for fiscal years beginning after December 15, 2019. The Company has adopted this accounting standard effective for the fiscal year ended December 31, 2020.

The Company has evaluated the impact of ASC 326-20, specifically as it relates to receivables from its clearing broker. The Company's receivables from its clearing broker includes amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Based on the adoption of the new credit loss standard, the Company has not recorded any material credit losses in its financial statement and does not expect the standard to have a material impact on the Company's operations in the future.

2.   **Fair Value Measurements**

Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset, and inputs that are derived principally from or corroborated market data by correlation or other means.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table sets forth by level, within the fair value hierarchy, the Company's net securities owned and other marketable instruments, and securities sold not yet purchased, at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
U.S. Treasuries	$ -	$ 459,954	$ -	$ 459,954
Foreign sovereign debt owned	-	235,251	-	235,251
Foreign sovereign debt securities	-	(160,132)	-	(160,132)
Total	$ -	$ 535,073	$ -	$ 535,073

The financial instruments of the Company are reported in the statement of financial condition at their fair values. Management will categorize as Level 3 of the fair value hierarchy, those securities that are valued based on market transactions and where there is a material price disparity between third-party pricing services and observable and unobservable inputs. At December 31, 2020 there were no securities with such price disparities, and accordingly, no securities were categorized as Level 3 under the fair value hierarchy for the year then ended. During the year ended December 31, 2020, there were no transfers in or out of Levels 1, 2, or 3 of the fair value hierarchy.

3. **Revenue Recognition**

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Realized gains and losses from securities transactions are determined using the specific identification method.

The Company enters into arrangements with mutual fund companies (funds) to distribute (sell) shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

4. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2020, the Company had net capital of $5,588,070 which was $5,338,070 in excess of the minimum amount required.

The Company claims exemption from the SEC's Customer Protection Rule ("Rule 15c3-3") pursuant to Sections k(2)(i) for its commission rebate business for which it maintains a special reserve account for the exclusive benefit of customers, and k(2)(ii) for customer transactions introduced to its clearing broker on a fully disclosed basis. Additionally, the Company relies on SEC Footnote 74, issued in July 2020, for "non-covered" activities it conducts including proprietary trading and private placements of securities that do not fall under the exemptive provisions of Rule 15c3-3.

5.   Receivable from Clearing Broker

Receivable from clearing broker includes cash balances held at the clearing broker as well as receivables due from the clearing broker on trades pending settlement. At December 31, 2020, the amount due from clearing broker totaled $5,215,820.

6.   Deposits with Clearing Broker

The Company's clearing broker is Pershing, LLC. The agreement between the Company and Pershing, LLC requires that the Company maintain a collateral deposit of $250,000. The collateral deposit including interest receivable as of December 31, 2020 is $263,804 and is reflected as restricted cash on the statement of financial condition. Additionally, in November 2019, the Company entered into a commission recapture agreement with a foreign entity ("Recapture Customer") whereby the Company provides trade execution services to qualified accounts designated as commission recapture clients by Recapture Customer, and the Company rebates a portion of the commissions it earns from these trades back to Recapture Customer. As of December 31, 2020, the Company owed Rebate Customer $10,064, which is included in accrued expenses and other liabilities on the statement of financial condition. The Company maintains a bank account designated for the exclusive benefit of customers for the sole purpose of paying commission rebates.

7.   Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements as of December 31, 2020 consist of the following:

Computer equipment software	$ 54,629
Furniture and fixtures	35,162
Leasehold improvements	25,184
	$114,975
Less: accumulated depreciation and amortization	(97,684)
	$ 17,291

8.   Commitments and Contingencies

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in November 2022. The Company has a security deposit held by the landlord in the amount of $10,243, which is reflected in prepaid and other assets on the statement of financial condition. The Company recorded a right-of-use ("ROU") asset of $255,922 and an operating lease liability of $255,922 assuming a discount rate of 5%, the Company's estimated incremental borrowing rate. As of December 31, 2020, the Company has operating lease ROU assets and operating lease liabilities of $134,045 in the accompanying statement of financial condition.

At December 31, 2020, the office lease had a remaining lease term of 24 months and does not offer an option to extend the lease. For the year ended December 31, 2020, cash paid for the amount included in the measurement of lease liabilities was $69,434.

Future payments required under the Company's lease liabilities together with the present value as of December 31, 2020 are as follows:

Year ending	Amount
2021	$ 69,170
2022	$ 69,170
Total payments due under lease liabilities	138,340
Less discount to present value	(4,295)
Total payments due under lease liabilities	$134,045

Payroll Protection Program Loan

In May 2020, the Company received a Payroll Protection Program loan authorized by the Coronavirus Aid, Relief and Economic Security ("CARES") Act in the amount of $151,600 bearing an interest rate of 1% per annum. While the Company has not yet applied for forgiveness, it believes under the U.S. Small Business Administration guidance provided, that the loan will be forgiven in its entirety. As of December 31, 2020, the loan remains outstanding and is reflected on the accompanying statement of financial condition.

COVID-19

The outbreak of the novel coronavirus (COVID-19) and subsequent global pandemic began significantly impacting the U.S. and global financial markets and economies during March 2020. The worldwide spread of COVID-19 has created significant uncertainty in the global economy. The duration and extent of COVID-19 over the long-term cannot be reasonably estimated at this time. There have been no comparable recent events that provide guidance as to the effect the spread of COVID-19 as a global pandemic may have on the Company's financial performance. The ultimate impact of COVID-19 and the extent to which COVID-19 impacts the Company's statement of financial condition will depend on future developments, which are highly uncertain and difficult to predict.

Litigation

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitrations, claims, and other legal or regulatory proceedings.

The Company does not believe that these matters will have a material adverse effect on the Company's financial position.

9. **Related Party Transactions**

The Company is party to chaperoning arrangements, under SEA Rule 15a(6), with Banco Mariva S.A. ("BM") and First Overseas Bank Ltd ("FOB"), both of which are affiliates of the Company. FOB also provided pricing to the Company. BM provided pricing and research materials to the Company. The Company engaged in securities transactions with FOB as counterparty. The Company did not engage in securities transactions with BM as counterparty. Additionally, the Company engaged in securities transactions with Mariva Bursatil S.A., an affiliate counterparty.

Effective April 2020, the Company entered into an expense sharing arrangement with an affiliate, Mariva Global Asset Management, LLC ("MGAM"), whereby the Company allocates certain shared expenses including rent, payroll, and office expenses to MGAM. As of December 31, 2020, the Company had a receivable of $78,263 due from MGAM, which is included as due from affiliate on the statement of financial condition.

The Company engaged in securities transactions with MGAM as counterparty.

10. Subsequent Events

The Company has evaluated subsequent events through March 1, 2021, the date that this financial statement was available to be issued, and no further disclosure is required.